505 Montgomery Street, Suite 2000 San Francisco, California 94111-6538 Tel: +1.415.391.0600 Fax: +1.415.395.8095 www.lw.com

FIRM / AFFILIATE OFFICES

	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Brussels	New York
	Chicago	Orange County
September 3, 2010	Doha	Paris
	Dubai	Riyadh
	Frankfurt	Rome
VIA EDGAR	Hamburg	San Diego
	Hong Kong	San Francisco
Jennifer Gowetski, Senior Counsel	Houston	Shanghai
Division of Corporation Finance	London	Silicon Valley
Securities and Exchange Commission	Los Angeles	Singapore
100 F. Street, NE	Madrid	Tokyo
Washington, D.C. 20549-6010	Milan	Washington, D.C.

Re:	Digital Realty Trust, L.P.

Amendment No. 1 to Form 10-12G

Filed June 25, 2010

File No. 000-54023

Dear Ms. Gowetski:

On behalf of Digital Realty Trust, L.P. (the “Operating Partnership”), filed herewith is Post-Effective Amendment No. 1 to the Operating Partnership’s Form 10 (the “Form 10”), as filed with the Securities and Exchange Commission on September 3, 2010. The Operating Partnership has amended the Form 10 in response to comments contained in the letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission, dated August 20, 2010 (the “Comment Letter”). The responses in this letter are based on representations made by the Operating Partnership to Latham & Watkins LLP for the purpose of preparing this letter.

For ease of review, we have set forth the numbered comments of the Comment Letter and the Operating Partnership’s responses thereto.

September 3, 2010

Cash Flows, page 46

1.	We note your response to comment 12 in our letter dated July 23, 2010 and the revised disclosure on page 46. Please tell us the basis for your statement that you anticipate you will generate sufficient cash flows from operating activities to fund distributions on an annual basis.

Response: The Operating Partnership anticipates it will generate sufficient cash flows from operating activities to fund distributions on an annual basis because, in each of the last five fiscal years and the first six months of the current fiscal year, the Operating Partnership’s net cash provided by operating activities has exceeded its distribution payments on an annual basis, as shown in the chart below:

Period Ended	Net Cash Provided by Operating Activities	Distribution Payments
June 30, 2010	$143,072	$141,791
December 31, 2009	$283,809	$150,188
December 31, 2008	$217,808	$130,040
December 31, 2007	$105,655	$97,081
December 31, 2006	$99,364	$78,377
December 31, 2005	$77,050	$58,438

In each of the years in the table above other than 2007, the Operating Partnership’s net cash provided by operating activities was insufficient to cover its distribution payments for the first quarter, but caught up to its distribution payments by the second or third quarter. Likewise, the Operating Partnership’s net cash provided by operating activities was insufficient to cover its distribution payments for the three months ended March 31, 2010, but exceeded its distribution payments for the six months ended June 30, 2010. The historical first quarter insufficiency is a result of the fact that the Operating Partnership typically makes two quarterly common unit distribution payments in the first quarter. The Operating Partnership makes the fourth quarter common unit distribution payment in January of the following year and typically makes the first quarter distribution payment on the last day of the first quarter. In 2007, there was no insufficiency in the first quarter, as the first quarter common and preferred unit distribution payment fell in April instead of March due to the fact that the last day of March was a weekend.

Item 6. Executive Compensation

Description of Individual Elements of Compensation, page 61

2.	We note your response to comment 14 in our letter dated July 23, 2010. Please revise to clarify your disclosure on page 61 that target and maximum bonus payout percentages for each of the named executive officers were determined by reference to competitive market data and your disclosure on page 60 that your general partner did not rely on information from your peer group with regard to Mr. Magnuson’s 2009 base salary, bonus targets and long term incentive awards.

Response: The Operating Partnership has revised the referenced disclosure to clarify that Mr. Magnuson’s 2009 base salary and target and maximum bonus payout percentages were, unlike the other named executive officers, not determined by reference to competitive market data or peer group information.

September 3, 2010

Exhibits

3.	We note your response to comment 18 in our letter dated July 23, 2010 and your request for confidential treatment submitted on August 17, 2010. We will review and provide comments on your request under a separate letter. Please note that we will be unable to clear your registration statement until we have resolved any comments on your request.

Response: The Operating Partnership acknowledges the Staff’s comment.

*  *  *  *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (415) 646-8307 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Keith Benson
Keith Benson of LATHAM & WATKINS LLP

Enclosures

cc:	Adam F. Turk, United States Securities and Exchange Commission

Joshua A. Mills, Digital Realty Trust, Inc.

Julian T.H. Kleindorfer, Latham & Watkins LLP